Exhibit 21

SUBSIDIARIES OF SCHWEITZER-MAUDUIT INTERNATIONAL, INC.

The subsidiaries of the Company at December 31, 2004 were as follows:

Name	Jurisdiction of Incorporation or Organization
Schweitzer-Mauduit Canada, Inc.	Manitoba Province
(Canada)
Schweitzer-Mauduit International China, Limited Hong Kong,	China
Schweitzer-Mauduit Spain, S.L.	Spain
• Schweitzer-Mauduit do Brasil, S.A.	Brazil
• Schweitzer-Mauduit Holding S.A.R.L.	France
• Schweitzer-Mauduit Industries S.A.R.L.	France
• LTR Industries S.A.	France
• Schweitzer-Mauduit France S.A.R.L.	France
• Papeteries de Saint-Girons S.A.S.	France
• Saint-Girons Industries S.N.C.	France
• Papeteries de Mauduit S.A.S.	France
• PDM Industries S.N.C.	France
• Papeteries de Malaucène S.A.S	France
• Malaucène Industries S.N.C.	France
• P.T. PDM Indonesia	Indonesia
• PDM Philippines Industries, Inc.	Philippines
• Luna Rio Landholding Corporation	Philippines